SHENZI DEVELOPMENT
GULF OF MEXICO

JUNE 2006

OVERVIEW

- BHP Billiton has approved the development of the oil and gas reserves at the Shenzi field in the Gulf of Mexico. The company's estimated gross costs for the full field development through 2015 is approximately US$4.4 billion.
- Shenzi reserves will be produced using a standalone, tension leg platform (TLP). The facility will have nominal capacity to produce 100,000 barrels of oil and 50 million cubic feet of gas per day.
- First production is expected by mid-year 2009 with the seven initial pre-drilled subsea wells tied back to the TLP. Full field development is expected to feature 15 producing wells and water injection.
- BHP Billiton is the operator of the Shenzi field. The joint venture participants and their respective ownership interests are BHP Billiton, 44%; BP, 28%; and Hess Corporation, 28%.

KEY DATA

- Gross recoverable reserves will be better understood during development drilling, but are currently estimated to be 350-400 million boe.
- Capex: US$4.4 billion (gross); US$1.94 billion (net to BHP Billiton). This comprises the full field development through 2015, including design, construction, and installation of the production facility and associated infrastructure, as well as the drilling of up to 15 subsea production wells and water injection wells.


U S A
New Orleans
Houston
Mexico
Gulf of Mexico
Ewing Bank
1300
Atwater Valley
2500
CAESAR AND CLEOPATRA
SHENZI OIL EXPORT TO SS332
Green Canyon
SHENZI GAS EXPORT
SHENZI
NEPTUNE
ATLANTIS
MAD DOG
PUMA
mi 0 10
km 0 10 20
5000
Lease
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline

The Shenzi field is located in the deepwater, central Gulf of Mexico approximately 120 miles from the Louisiana coast. The field comprises Green Canyon Blocks 609, 610, 653, and 654. Water depths at the site are approximately 4,300 feet.

STRATEGIC CONTEXT

The core purpose of BHP Billiton's Petroleum Customer Sector Group (CSG) is to create value through the discovery, appraisal, acquisition, development, production, and marketing of petroleum resources. Petroleum aspires to build its business around a set of existing and new core businesses with the scale and scope to provide longevity and multiple opportunities for reinvestment.

Recently the Gulf of Mexico (GoM) has emerged as the Petroleum CSG's third core business, joining the Bass Strait and North West Shelf assets in Australia. The GoM possesses several favorable attributes for oil and gas exploration and production, including access to world-class fields, reservoirs, and infrastructure; low country risk, good fiscal terms, and close proximity to the world's largest hydrocarbon market.

Shenzi will be BHP Billiton's second standalone, operated deepwater facility in the GoM, following the Neptune development, which was sanctioned last year and will come onstream by the end of CY 2007. It is located in the Western Atwater Foldbelt, an area where the company has captured a dominant acreage position. The project will add to the company's expanding portfolio of producing assets in the GoM, including Mad Dog, which came onstream in January 2005; Atlantis, which will start-up in the coming year, and the previously mentioned Neptune field.

The company currently has appraisal programs underway at Cascade, Chinook, Puma, and Knotty Head, which are all located in the deepwater central Gulf of Mexico. Exploration activities also are in progress at company-owned leases located primarily in the deep- and ultra-deepwater of the Central GoM, as well as in selected areas along the continental shelf. As of June 1, 2006, BHP Billiton has interests in more than 450 leases in the GoM, including working interests in 402 exploratory blocks with 16 lease blocks held by production.

BACKGROUND

Shenzi was discovered in 2002 with exploratory drilling on Green Canyon Block 654, encountering 140 feet of net pay. An initial appraisal well (Shenzi-2) was drilled in 2003, which cut a 1,250 feet gross hydrocarbon section with 500 feet of net pay in lower Miocene sandstones. Shenzi-3 and sidetracks were drilled in 2004, further delineating the southern portion of the field.

Green Canyon Blocks 609, 610, 653, and 654 comprise the Shenzi field. It's located in the Central Gulf of Mexico approximately 120 miles south of the Louisiana coast. The host facility will be located on Green Canyon Block 653.

DEVELOPMENT CONCEPT

A standalone, tension leg platform (TLP) has been selected by the joint venture partners to develop the hydrocarbon reserves at Shenzi. The facility will have a nominal capacity to produce up to 100,000 barrels of oil per day and up to 50 million cubic feet of gas per day. The proposed facilities, wells, and completions are proven designs that have been successfully implemented in the deepwater Gulf of Mexico. The TLP design is a Modec International "Moses" class platform, similar to that used on the Marco Polo field, which is also located in the deepwater Central GoM and is operated by Anadarko.



The GSF Development Driller I, on contract to BHP Billiton through mid-2008, was specifically designed for deepwater drilling activities. It includes 18,000 square feet of useable deck space and more than 7,000 metric tons of variable deck load.



An artist's rendering of the Shenzi Tension Leg Platform.

First oil is expected by mid-year 2009 with seven initial, pre-drilled subsea wells tied back to the TLP. The wells, subsea systems, flowlines, floating systems, topsides, and risers will be designed, procured, fabricated, and operated by BHP Billiton on behalf of the Shenzi joint-venture partners. The oil will be exported via a new-build 20-inch diameter pipeline connecting to Ship Shoal 332 B. The gas will be exported via a new lateral pipeline into the existing Cleopatra trunk lines, in which BHP Billiton holds a 22 percent interest.

Drilling and completion operations will be executed using the drillship *GSF C.R. Luigs* and the *GSF Development Driller I*, a newly built and commissioned ultra-deepwater semi-submersible drilling rig. BHP Billiton signed a two-year contract with the drilling contractor GlobalSantaFe for the use of this rig in the GoM in 2004. The *DDI* is being designed to meet the requirements of drilling in challenging deepwater environments and has been optimized for development drilling and subsea completion projects. It was delivered to BHP Billiton for use on the Neptune field in 2006.

HEALTH, SAFETY, ENVIRONMENT, AND COMMUNITY

BHP Billiton's goal is zero harm to people and the environment at all of its operations and assets. The company is committed to continuous improvement in its HSEC (health, safety, environment, and community) performance and measures this on an ongoing basis against both internally and externally set standards.

In December 2005 the Houston Chapter of the American Red Cross awarded BHP Billiton Petroleum (Americas) with its "Humanitarian of the Year" award for the company's participation in hurricane relief efforts following the Katrina and Rita storms. Earlier in the year the company received global recognition for its worldwide sustainable development programs from the Business in the Community Forum, a UK-based organization for corporate social responsibility.

For the fiscal year ending June 30, 2005, all of the company's operated assets attained ISO 14001 certification, which acknowledges that the company meets internationally set standards for environmental management systems.

In the Gulf of Mexico, BHP Billiton is one of the few operators of oil and gas production facilities to earn ISO 14001 certification, which was renewed in May 2006. Also in May 2006, the company was re-certified for OHSAS (Occupational Health Safety and Standard) 18001 certification, which recognizes that the company has implemented policies and procedures to help minimize health and safety risks to employees and other persons.



BHP Billiton employees regularly volunteer in beneficial community activities throughout the year, such as an annual clean up of beaches on the Gulf Coast, as pictured above.

www.bhpbilliton.com

CONTACT DETAILS

UNITED STATES OF AMERICA

Patrick Cassidy
BHP Billiton Petroleum (Americas) Inc.
1360 Post Oak Boulevard, Suite 150
Houston, Texas 77056-3020
Phone: +1 713 961 8517
Email: patrick.e.cassidy@bhpbilliton.com

Julie Tushingham
BHP Billiton Petroleum (Americas) Inc.
1360 Post Oak Boulevard, Suite 150
Houston, Texas 77056-3020
Phone: +1 713 961 8362
Email: julie.tushingham@bhpbilliton.com

UNITED KINGDOM

Martin Christie
Neathouse Place
London SWIV ILH
Phone: +44 20 7802 7580
Email: martin.christie@bhpbilliton.com

AUSTRALIA

Diana Russell Coote
Level 42, Central Park
152-158 St. Georges Terrace
Perth, Western Australia 6000
Phone: + 61 8 9338 4871
Email: diana.russellcoote@bhpbilliton.com

BHP BILLITON PETROLEUM PTY LTD
ABN 97 006 918 832